# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAN OUTDOOR BRANDS, INC., CIK 0001808997
CUSIP: 02875D109
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 1800 North Route Z, Suite A, Columbia, Missouri (MO), 65202
Date of event which requires filing of this statement: 08/04/2026
Filed by CIK 0001356544
Persons authorized to receive notices and communications: Peter Van Roden, 5485 Kietzke Lane, Reno, Nevada (NV), 89511, (775) 548-1730

## Reporting persons
- Hallador Investment Advisors, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,182,057; shared voting power 0; sole dispositive power 1,182,057; shared dispositive power 0; aggregate amount beneficially owned 1,182,057 (9.45% of the class)
  Comment: For Row 13: Based on 12,507,120 shares of common stock issued and outstanding as of June 18, 2026, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 25, 2026.
- Hallador Alternative Assets Fund LLC (CIK 0001356544): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 578,236; sole dispositive power 0; shared dispositive power 578,236; aggregate amount beneficially owned 578,236 (4.62% of the class)
  Comment: For Row 13: Based on 12,507,120 shares of common stock issued and outstanding as of June 18, 2026, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 25, 2026.
- Hallador Opportunity Fund LP (CIK 0001747907): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 476,136; sole dispositive power 0; shared dispositive power 476,136; aggregate amount beneficially owned 476,136 (3.81% of the class)
  Comment: For Row 13: Based on 12,507,120 shares of common stock issued and outstanding as of June 18, 2026, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 25, 2026.
- AWA Small Cap Access Fund LP (CIK 0001614264): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 126,185; sole dispositive power 0; shared dispositive power 126,185; aggregate amount beneficially owned 126,185 (1.01% of the class)
  Comment: For Row 13: Based on 12,507,120 shares of common stock issued and outstanding as of June 18, 2026, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 25, 2026.
- David C. Hardie (CIK 0001166809): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 11,900; shared voting power 1,182,057; sole dispositive power 11,900; shared dispositive power 1,182,057; aggregate amount beneficially owned 1,193,957 (9.55% of the class)
  Comment: For Row 13: Based on 12,507,120 shares of common stock issued and outstanding as of June 18, 2026, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 25, 2026.
- Kevin Leary (CIK 0002148361): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 13,414; shared voting power 1,182,057; sole dispositive power 13,414; shared dispositive power 1,182,057; aggregate amount beneficially owned 1,195,471 (9.56% of the class)
  Comment: For Row 13: Based on 12,507,120 shares of common stock issued and outstanding as of June 18, 2026, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 25, 2026.
- Peter Van Roden: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 7,000; shared voting power 1,182,057; sole dispositive power 7,000; shared dispositive power 1,182,057; aggregate amount beneficially owned 1,189,057 (9.51% of the class)
  Comment: For Row 13: Based on 12,507,120 shares of common stock issued and outstanding as of June 18, 2026, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 25, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: AMERICAN OUTDOOR BRANDS, INC.
Address of issuer's principal executive offices: 1800 North Route Z, Suite A, Columbia, Missouri (MO), 65202

## Item 2. Identity and Background
Name of person filing:
(i) Hallador Investment Advisors, Inc., a corporation organized under the laws of the state of Delaware ("HIA"). HIA is the investment advisor to HAAF, HOF and AWA (each as defined below) and as such, has voting and dispositive power with respect to the investments of HAAF, HOF and AWA.

(ii) Hallador Alternative Assets Fund LLC, a limited liability company organized under the laws of the state of Delaware ("HAAF"). HAAF is a private equity investment fund directed or controlled by its managing member, Hallador Management, LLC.

(iii) Hallador Opportunity Fund LP, a limited partnership organized under the laws of the state of Delaware ("HOF"). HOF pursues a value-oriented investment strategy, principally focused on domestic public equities. HOF is a private equity investment fund directed or controlled by its managing member, Hallador Management, LLC.

(iv) AWA Small Cap Access Fund LP, a limited partnership organized under the laws of the state of Delaware ("AWA"). AWA pursues a value-oriented investment strategy, principally focused on domestic public equities. HIA is engaged as a discretionary subadvisor to AWA.

(v) David C. Hardie is a United States citizen. He is a Managing Director of Hallador Management LLC, Managing Member of HAAF, and Chairman of HIA, the investment advisor to HAAF, HOF, and AWA.

(vi) Kevin Leary is a United States citizen. He is the Chief Executive Officer and a Managing Director of Hallador Management LLC, Managing Member of HAAF, and President and Chief Executive Officer of HIA, the investment advisor to HAAF, HOF, and AWA

(vii) Peter Van Roden is a United States citizen. He is the Portfolio Manager and a Managing Director of Hallador Management LLC, Managing Member of HAAF, and Portfolio Manager of HIA, the investment advisor to HAAF, HOF, and AWA
Residence or business address:
(i) The address of HIA is 5485 Kietzke Lane, Reno, NV 89511.

(ii) The address of HAAF is 5485 Kietzke Lane, Reno, NV 89511.

(iii) The address of HOF is 5485 Kietzke Lane, Reno, NV 89511.

(iv) The address of AWA is 5485 Kietzke Lane, Reno, NV 89511.

(v) The address of David C. Hardie is 5485 Kietzke Lane, Reno, NV 89511.

(vi) The address of Kevin Leary is 5485 Kietzke Lane, Reno, NV 89511.

(vii) The address of Peter Van Roden is 5485 Kietzke Lane, Reno, NV 89511.
Present principal occupation or employment: None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Criminal convictions in the last five years: None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Shares beneficially owned by HAAF were derived from the general working capital of HAAF. The funds for the purchase of the Shares beneficially owned by HOF and AWA were derived from the general working capital. The funds for the purchase of the Shares over which David C. Hardie exercises sole voting and dispositive control were derived from the personal funds of David C. Hardie. The funds for the purchase of the Shares over which Peter Van Roden exercises sole voting and dispositive control were derived from the personal funds of Peter Van Roden. The funds for the purchase of the 6,663 Shares over which Kevin Leary exercises sole voting and dispositive control were derived from the personal funds of Kevin Leary, and the Issuer issued 6,751 Restricted Stock Units to Mr. Leary in connection with his appointment as a director of the Issuer on August 4, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer, through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On August 4, 2026, Kevin Leary, a Reporting Person and the Chief Executive Officer and a Managing Director of HIA, was appointed to the Board of Directors of the Issuer (the "Board"). Mr. Leary will serve as an independent director and has been appointed to the Compensation Committee and the Nominations and Corporate Governance Committee of the Board. Mr. Leary will receive compensation for his service as a director consistent with the Issuer's director compensation program. There are no arrangements or understandings between Mr. Leary and any other person pursuant to which Mr. Leary was selected as a director.

The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis. The Reporting Persons have previously engaged in discussions with management, the Board and other stockholders and expect that they may continue to engage in such discussions concerning the business, operations, management, Board composition, strategy, capital allocation and future plans of the Issuer.

Except as described herein, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Depending on various factors, including, without limitation, the Issuer's financial position and business strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in discussions with management, the Board, other stockholders and other relevant parties concerning the business, operations, management, Board composition, strategy, capital allocation and future performance of the Issuer, seeking additional Board representation, encouraging the Issuer to pursue one or more strategic transactions, or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons remain open and available to consider various transactions and strategies that could potentially enhance stockholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) HIA beneficially owns 1,182,057 Shares, or 9.45% of the Shares.
(ii) The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to HAAF's investments is 578,236 Shares, or 4.62% of the Shares.
(iii) The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to HOF's investments is 476,136 Shares, or 3.81% of the Shares.
(iv) The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to AWA's investments is 126,185 Shares, or 1.01% of the Shares.
(v) David C. Hardie beneficially owns 11,900 Shares and, as a Managing Director of HIA, may be deemed to beneficially own an additional 1,182,057 Shares, for a total of 9.55% of the Shares.
(vi) Kevin Leary beneficially owns 13,414 Shares and, as a Managing Director of HIA, may be deemed to beneficially own an additional 1,182,057 Shares, for a total of 9.56% of the Shares.
(vii) Peter Van Roden beneficially owns 7,000 Shares and, as a Managing Director of HIA, may be deemed to beneficially own an additional 1,182,057 Shares, for a total of 9.51% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person Sole Voting Power Sole Power of Shared Voting and
Disposition Power of Disposition

Hallador Investment Advisors, Inc. 1,182,057 1,182,057 0
Hallador Alternative Assets Fund LLC 0 0 578,236
Hallador Opportunity Fund LP 0 0 476,136
AWA Small Cap Access Fund LP 126,185
David C. Hardie 11,900 11,900 1,182,057
Kevin Leary 13,414 13,414 1,182,057
Peter Van Roden 7,000 7,000 1,182,057
Transactions in the class effected during the past sixty days: Issuer issued 6,751 Restricted Stock Units to Kevin Leary in connection with his appointment as a director of the Issuer on August 4, 2026.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A -- Joint Filing Statement

## Signatures
- Hallador Investment Advisors, Inc.: /s/ David C. Hardie, David C. Hardie / Chairman (08/10/2026)
- Hallador Alternative Assets Fund LLC: /s/ David C. Hardie, David C. Hardie / Managing Member (08/10/2026)
- Hallador Opportunity Fund LP: By: Hallador Investment Advisors, Inc., its General Partner, /s/ David C. Hardie, David C. Hardie / Chairman (08/10/2026)
- AWA Small Cap Access Fund LP: By: Argos Wealth Advisors, LLC, its General Partner, /s/ Brad Yamada, Brad Yamada / Authorized Signatory (08/10/2026)
- David C. Hardie: /s/ David C. Hardie, David C. Hardie / Chairman (08/10/2026)
- Kevin Leary: /s/ Kevin Leary, Kevin Leary (08/10/2026)
- Peter Van Roden: /s/ Peter Van Roden, Peter Van Roden (08/10/2026)